Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the registration statements and related prospectuses pertaining to the registration of 997,284 shares of common stock (Form S-3, No. 333-86264), the registration of 165,000 shares of common stock (Form S-3 No. 333-46870), and the registration of 120,847 shares of common stock (Form S-3 No. 333-53006), and the registration statements pertaining to Stock Option Grants outside of a plan (Form S-8, No. 333-86268), the 2001 Stock Incentive Plan (Form S-8, No. 333-74076), and the 1992 Stock Incentive Plan, the 1999 Stock Incentive Plan and the Employee Stock Purchase Plan, (Form S-8, No. 333-41090), of our report dated January 24, 2003, with respect to the consolidated financial statements and schedule of Newport Corporation included in this Annual Report (Form 10-K) for the year ended December 31, 2002.

/s/ ERNST & YOUNG LLP

Orange County, California
March 24, 2003